July 18, 2007

Mrs. April Sifford, Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:

Strateco Resources Inc.

Form 10-KSB for the year ended December 31, 2006, amended July 5, 2007

File No. 0-49942

Dear Mrs. Sifford:

Strateco Resources Inc.  (the “Company”) has requested the undersigned to forward to your attention the responses to the U.S. Securities and Exchange Commission (SEC) comments dated July 12, 2007 in connection with Form 10-KSB for the year ended December 31, 2006, amended July 5, 2007.

Our reply follows the order of your letter of July 12, 2007.

Form 10-KSB for the year ended December 31, 2006, Amendment No. 1

Controls and Procedures – page 41

1.

We confirm our intent to comply in future filing with Regulation S-B, item 308 (e) in connection with disclosure as to changes in the internal controls that occurred during a quarter and to address in future filing any changes of internal controls with regard to the preparation of U.S. GAAP reconciliation.

Financial Statements, Note 15, page 69

2.

We understand that our reply in our letter of June 21st, 2007 may have brought some confusion as to the responsibility of our management in the preparation of Note 15 and the involvement of Petrie Raymond in the preparation of said footnote.

As a matter of fact and as stated in the auditors’ report, the financial statements are the responsibility of the Company’s management while the responsibility of the auditors is to express an opinion on these financial statements based on their audit.  Practically management of the Company prepares all the documentation regarding the financial activities of the Company including the draft of financial statements, amongst which Note 15. Then the auditors proceed with the auditing of the Company’s books and revise, modify or confirm the draft financial statements.

In the previous year, the Company had the internal resources for the preparation of the U.S. GAAP reconciliation.  Unfortunately in last November 2006, these resources were no longer available and consequently the Company had to call on an outside consultant in order to get advice in the preparation of Note 15.  Such consultant can be find only among accounting firms and in view of our lack of success in retaining a consultant, our auditors identified the firm Windham Brannon.

The services of Windham Brannon were retained and paid for by Strateco.  Their services consisted to advise Strateco management for the U.S. GAAP reconciliation.

Petrie Raymond did not draft Note 15 but as auditors have reviewed it as part of their auditing process.

           Yours very truly,

          _________________________

          Guy Hébert, President

          Strateco Resources Inc.

Strateco Resources Inc.

1225 Gay-Lussac Street, Boucherville (Québec) J4B 7K1

Tel: (450) 641-0775 * Fax: (450) 641-1601